SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 10

CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADIAN SUPERIOR ENERGY ACQUISITIONS INC.,
a wholly-owned subsidiary of
CANADIAN SUPERIOR ENERGY INC.
(Name of Filing Persons)

Common Shares
(Title of Class of Securities)
135231-10-8
(CUSIP Number of Class of Securities)

Gregory S. Noval
Chief Executive Officer
Suite 3300, 400 3rd Avenue, SW
Calgary, Alberta Canada T2P 4H2
(403) 294-1411
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Christopher W. Morgan, Esq.	John J. Poetker, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Borden Ladner Gervais LLP
222 Bay Street	1000 Canterra Tower
Suite 1750, P.O. Box 258	400 Third Avenue S.W.
Toronto, Ontario M5K 1J5	Calgary, Alberta T2P 4H2
(416) 777-4700	(403) 232-9500

     This Amendment No. 10 amends and supplements the tender offer statement on Schedule TO (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission on June 19, 2006 by (i) Canadian Superior Energy Acquisitions Inc., a corporation incorporated under the laws of the Province of Alberta, Canada, which is a wholly-owned subsidiary of Canadian Superior Energy Inc., a corporation incorporated under the laws of the Province of Alberta, Canada (“Canadian Superior”), and (ii) Canadian Superior.
     Pursuant to a Notice of Variation and Extension, dated August 8, 2006 (the “Notice of Variation and Extension”), Canadian Superior has amended its offer to purchase all of the issued and outstanding common shares (including common shares which become outstanding upon exercise of options to acquire common shares) of Canada Southern Petroleum Ltd. (“Canada Southern”), such that the amended offer is now being made at a price per share of, at the election of each Canada Southern shareholder, either:
     (a) Cdn.$2.50 in cash, 2.0 common shares of Canadian Superior and one special exchangeable share of Canadian Superior; or
     (b) Cdn.$2.50 in cash and 2.75 common shares of Canadian Superior.
     The amended offer is subject to the terms and conditions set forth in the Schedule TO, as amended by the Notice of Variation and Extension and the Amended Letter of Transmittal and Election Form, each of which has been filed as an amendment to the Schedule TO.
Item 12. Exhibits.
Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description

18.1	Press release of Canadian Superior, dated August 14, 2006, incorporated by reference to Canadian Superior’s filing pursuant to Rule 425 on August 14, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2006	CANADIAN SUPERIOR ENERGY
ACQUISITIONS INC.

	By:	/s/ Richard Watkins

Name: Richard Watkins
Title: President

CANADIAN SUPERIOR ENERGY INC.

	By:	/s/ Michael E. Coolen

Name: Michael E. Coolen
Title: President